UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one): Form 10-K Form 20-F Form 11-K  Form 10-Q  Form N-SAR Form N- CSR For Period Ended: June 30, 2023 Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: PART I – REGISTRANT INFORMATION Troika Media Group, Inc. Full Name of Registrant N/A Former Name if Applicable 25 W 39th Street Address of Principal Executive Office (Street and Number) New York, NY 10018 City, State and Zip Code

- 2 - PART II -- RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III -- NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. As publicly reported in the Company’s Current Report on Form 8-K filed with the SEC on August 15, 2023 (the “August 15 Form 8-K”), the Special Committee of the Company’s Board (the “Special Committee”) recently engaged outside counsel to conduct an investigation into, among other things, a potential personal relationship between Mr. Sadiq Toama, the Chief Executive Officer of the Company, and Ms. Erica Naidrich, the Chief Financial Officer of the Company, previous representations made by Mr. Toama and Ms. Naidrich to the Chairman of the Board during a prior investigation into such relationship, and the impact of any such relationship and prior disclosures (or lack thereof) on the Company. During this investigation, Mr. Toama and Ms. Naidrich both confirmed for the first time to the investigators and members of the Board and Special Committee that they are, and have been, engaged in a consensual, personal relationship. As further disclosed in the August 15 Form 8-K, effective August 14, 2023, the employments of Mr. Toama and Ms. Naidrich were terminated by the Company for, among other things, engaging in acts of gross misconduct that are materially injurious to the Company. The Company was unable to file the periodic report in a timely manner due to a refusal of Ms. Naidrich to sign and certify the Form 10-Q, the form of which contained disclosure of Mr. Toama’s and Ms. Naidrich’s relationship. Ms. Naidrich objected to the inclusion of the specific disclosure contained in the Form 10-Q, notwithstanding the approval of the audit committee and a directive from the chairman of the board of directors of the Company to timely file the Form 10-Q. Effective August 15, 2023, the Company engaged Mr. Grant Lyon as interim Chief Executive Officer and Eric Glover as interim Chief Financial Officer (Messrs. Lyon and Glover are referred to herein as “New Management”). See the August 15 Form 8-K for further detail. Messrs. Lyon are Glover working diligently with the Company and its advisors and auditors to verify and confirm the contents of the Form 10-Q as soon as possible. The Company anticipates that it will be unable to file its Form 10-Q for the second quarter of fiscal year 2023 by the prescribed due date under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. PART IV -- OTHER INFORMATION

- 3 - (1) Name and telephone number of person to contact in regard to this notification Derek McKinney (212) 213-0111 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  No  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The result of operations for the quarter ended June 30, 2023 to be included in the Form 10-Q are expected to reflect significant changes from the quarter ended June 30, 2022. Such changes are expected to include, among other things, as compared to the corresponding three-month period in 2022, decreases in revenue, gross profit and selling, general, and administrative expense. For the reasons noted in Part III above, the Company is unable to provide reasonable quantitative estimates of these changes at this time. Forward-Looking Statements This Form 12b-25 may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements about future growth and growth rates and other information regarding future performance and strategies and appear throughout this Form 12b-25. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results, developments or events may differ materially from those in the forward-looking statements as a result of various factors, including financial community perceptions of the Company and its business, operations, financial condition and the industries in which it operates, the impact of the COVID-19 pandemic and the factors described in the Company’s filings with the Securities and Exchange Commission, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The Company disclaims any obligation to update any forward-looking statements contained herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof.

Troika Media Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Dated: August 15, 2023 By: /s/ Derek Mckinney Derek McKinney General Counsel and Corporate Secretary